PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated June 16, 2022)	Registration No. 333-264619

UP TO 199,825,500 ORDINARY SHARES

OF

GOGORO INC.

This Prospectus Supplement No. 2 is being filed to update and supplement the information contained in the prospectus dated June 16, 2022 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1 (File No. 333-264619) filed with the Securities and Exchange Commission (“SEC”). This prospectus supplement is provided solely to update the selling securityholders table in the prospectus to reflect transfers of Ordinary Shares (as defined below) and warrants to purchase Ordinary Shares from Princeville Global Treasury Ltd. to its affiliates.

The Prospectus and this Prospectus Supplement No. 2 relate to the offer and sale by us of (i) 17,250,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Gogoro Inc. (the “Company”) issuable upon the exercise of 17,250,000 redeemable warrants to purchase Ordinary Shares, which were originally issued in the initial public offering of Poema Global at a price of $10.00 per unit, with each unit consisting of one Class A ordinary share of Poema Global and one-half of one warrant of Poema Global and are exercisable at a price of $11.50 per share (the “Public Warrants”), and (ii) 9,400,000 Ordinary Shares issuable upon the exercise of 9,400,000 private placement warrants (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”) held by certain affiliates of Poema Global Partners LLC (the “Sponsor”), which were purchased at a price of $1.00 per warrant in a private placement to the Sponsor and are exercisable at a price of $11.50 per share.

The Prospectus and this Prospectus Supplement No. 2 also relate to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) 29,482,000 Ordinary Shares (the “PIPE Shares”) purchased by certain investors (the “PIPE Investors”) on April 4, 2022 (the “Closing Date”) pursuant to separate subscription agreements dated September 16, 2021, January 18, 2022 and March 21, 2022 (the “PIPE Subscription Agreement”) at a price of $10.00 per Ordinary Share, (ii) 125,668,500 Ordinary Shares beneficially owned by certain shareholders of the Company prior to the Closing Date (“Legacy Gogoro,” and such Ordinary Shares, the “Legacy Gogoro Shares”) (inclusive of up to 7,075,741 Ordinary Shares issuable to such shareholders pursuant to the earnout provisions of the Merger Agreement (as described in the Prospectus) which were either purchased by investors (the “Private Investors”) in connection with arms-length private financings at prices of $1.00 to $3.50 per share or approximately $1.14 to approximately $4.00 per share (after accounting for the Subdivision Factor) or granted pursuant to pre-Business Combination incentive equity grants in the form of restricted stock units or options which were exercised by the recipients of such grants (the “Equity Grant Recipients”) at $0.0001 per share or $0.0001 per share (after accounting for the Subdivision Factor), (iii) 8,625,000 Ordinary Shares issued to certain affiliates of the Sponsor (the “Sponsor Shares,” and together with the Legacy Gogoro Shares, the “Affiliated Shares”) (which were purchased by the Sponsor for $25,000 or approximately $0.003 per share) and (iv) 9,400,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrant. The Ordinary Shares offered by the Selling Securityholders are identified in the Prospectus as the Registered Shares (the “Registered Shares”). The Selling Securityholders may, or may not, elect to sell Registered Shares as and to the extent that they may individually determine.

This Prospectus Supplement No. 2 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 2, you should rely on the information in this Prospectus Supplement No. 2.

Our Ordinary Shares and Public Warrants are currently traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “GGR” and “GGROW,” respectively. On August 31, 2022, the last quoted sale price for our Ordinary Shares as reported on Nasdaq was $4.80 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $0.72 per warrant.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and are therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

We are also a “foreign private issuer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 1, 2022

SELLING SECURITYHOLDERS

The following information is provided as of September 1, 2022 to update the Selling Securityholders table in the Prospectus to reflect transfers by Princeville Global Treasury Ltd. of an aggregate of 2,930,896 Ordinary Shares and 3,384,000 Private Placement Warrants consisting of (i) 1,465,448 Ordinary Shares and 1,692,000 Private Placement Warrants transferred to Camiflo Investments Ltd. and (ii) 1,465,448 Ordinary Shares and 1,692,000 Private Placement Warrants to Wabush Investments Holdings Ltd. Accordingly, the Selling Securityholders table has been updated to reduce the number of Ordinary Shares beneficially owned and being offered by Princeville Global Treasury Ltd by an aggregate of 6,314,896 Ordinary Shares consisting of 2,930,896 Ordinary Shares and 3,384,000 Ordinary Shares issuable upon the exercise of Private Placement Warrants. Information about the Selling Securityholders may change over time. After the date of effectiveness, the Selling Securityholders may have sold or transferred some or all of their Ordinary Shares. Other than the transfers set forth above, the share information contained in the below table has not been updated to reflect any such transfers or sales.

The percentage of beneficial ownership is calculated based on 244,225,884 Ordinary Shares outstanding as of April 4, 2022, adjusted for each owner’s options, warrants or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of April 4, 2022, if any.

The information in the table below is based upon information provided by the Selling Securityholders. The securities owned by the Selling Securityholders named below do not have voting rights different from the securities owned by other securityholders. Except as otherwise indicated, the address for the persons named in the table is 11F, Building C, No. 225, Section 2, Chang’an E. Rd. SongShan District, Taipei City 105, Taiwan.

Name of Selling Securityholder	Number of Ordinary Shares	Number of Ordinary Shares being Offered	Number of Ordinary Shares After the Offering	Percentage of Outstanding Ordinary Shares Owned After the Offering
Gold Sino Assets Limited (1)	55,271,714	55,271,714	—	0%
PT GoTo Gojek Tokopedia Tbk (2)	2,000,000	2,000,000	—	0%
Lin Yin International Investment Co., Ltd. (3)	2,000,000	2,000,000	—	0%
KAiA Capital Fund I L.P. (4)	1,500,000	1,500,000	—	0%
Hero Motocorp Ltd. (5)	1,500,000	1,500,000	—	0%
Primerose Development Group Limited (6)	1,200,000	1,200,000	—	0%
Zoyi Capital Fund II Investment, L.P. (7)	1,020,000	1,020,000	—	0%
Infinite Treasure Holdings Limited (8)	1,000,000	1,000,000	—	0%
Generation IM Climate Solutions Fund II, L.P. (9)	8,950,106	8,950,106	—	0%
Taishin Venture Capital Investment Co., Ltd. (10)	1,000,000	1,000,000	—	0%
Amazing Overseas Co., Ltd. (11)	980,000	980,000	—	0%
National Development Fund, Executive Yuan (12)	10,037,123	762,000	9,275,123	3.8%
Engine No.1 Perennial Total Value Master Fund, LP (13)	750,000	750,000	—	0%
The Segantii Asia-Pacific Equity Multi-Strategy Fund (14)	500,000	500,000	—	0%
CDIB Capital Growth Partners, L.P. (15)	3,150,829	3,150,829	—	0%
Yadea HK Holdings Limited (16)	500,000	500,000	—	0%
Renowned Idea Investments Limited (17)	500,000	500,000	—	0%
Aranda Investments Pte. Ltd. (18)	500,000	500,000	—	0%
PT Toba Bara Energi (19)	500,000	500,000	—	0%
4.6692 Limited (20)	300,000	300,000	—	0%
Chen Chiu Yen (21)	250,000	250,000	—	0%
Dong Jinggui (22)	200,000	200,000	—	0%

Aeon Motor Co., Ltd. (23)	200,000	200,000	—	0%
Min Yee Teh (24)	187,500	187,500	—	0%
Wabush Investments Holdings Ltd (25)	3,344,948	3,344,948	—	0%
Camiflo Investments Ltd. (26)	3,344,948	3,344,948	—	0%
Amplewood Resources Ltd. (27)	3,695,775	3,695,775	—	0%
Oasis Investments II Master Fund Ltd. (28)	100,000	100,000	—	0%
Wang Jinlong (29)	40,000	40,000	—	0%
Wang Jiazhong (30)	15,000	15,000	—	0%
Chen Zi Mu (31)	15,000	15,000	—	0%
Peng-Lin Investment Co., Ltd. (Chung-Yao Yin) (32)	10,480,889	10,480,889	—	0%
Innovative Creations LLC (33)	8,347,611	8,347,611	—	0%
Polymath Limited (34)	4,173,806	4,173,806	—	0%
Joy Billion Holdings Limited (35)	4,173,806	4,173,806	—	0%
Hok-Sum Horace Luke (36)	246,315	246,315	—	0%
Becky Nine (37)	1,362,663	1,362,663	—	0%
Splinter Roboostoff revocable trust (Michael Splinter) (38)	125,215	125,215	—	0%
Ming-I Peng (39)	556,506	556,506	—	0%
Hui-Ming Cheng (40)	234,968	234,968	—	0%
Bruce Aitken (41)	927,511	927,511	—	0%
Pass Liao (42)	819,204	819,204	—	0%
Alan Pan (43)	737,465	737,465	—	0%
Princeville Global Treasury Ltd (44)	1,085,279	1,085,279	—	0%
Homer Sun (45)	7,016,550	7,016,550	—	0%
Teresa Barger (46)	25,000	25,000	—	0%
Richard Hart (47)	25,000	25,000	—	0%
Christina Kosmowski (48)	25,000	25,000	—	0%
Gary Wojtaszek (49)	25,000	25,000	—	0%
Far Eastern International Bank in its capacity as master custodian of Fuh HWA Smart Energy Fund (50)	12,985,173	12,985,173	—	0%
XianBase Investment, Ltd. (51)	10,480,326	10,480,326	—	0%
Huei Hong Investment Co., Ltd. (52)	8,347,611	8,347,611	—	0%
Chang Chun Investment Co., Ltd. (53)	8,347,611	8,347,611	—	0%

(1)

Consists of (a) 52,717,063 Ordinary Shares held by Gold Sino Assets Limited and (b) up to 2,554,651 Earnout Shares issuable to Gold Sino Assets Limited. The address of Gold Sino Assets Limited is Vistra Corporate Services Centre Ground Floor, NPF Building Beach Road Apia Samoa.

(2)

Consists of Ordinary Shares held by PT GoTo Gojek Tokopedia Tbk. The address of PT GoTo Gojek Tokopedia Tbk is Gedung Pasaraya Blok M, Gedung B, 6th and 7th Floors, Jl. Iskandarsyah II No. 2, Melawai, Kebayoran Baru, South Jakarta, Indonesia.

(3)

Consists of Ordinary Shares held by Lin Yin International Investment Co., Ltd. Huang, Teh-Tsai has power to vote or dispose of such Ordinary Shares. The address of Lin Yin International Investment Co., Ltd. is No.2, Ziyou St.,Tucheng Dist, New Taipei City 23678, Taiwan.

(4)

Consists of Ordinary Shares held by KAiA Capital Fund I L.P. Hsien-Tsong Cheng has power to vote or dispose of the Ordinary Shares held by KAiA Capital Fund I L.P. The address of KAiA Capital Fund I L.P. is 16F., No.316, Sec 6, Civic Blvd, Xinyi Dist, Taipei City 110, Taiwan.

(5)	Consists of Ordinary Shares held by Hero Motocorp Ltd. The address of Hero Motocorp Ltd. is the Grand Plaza, Plot No. 2, Nelson Mandela Road, Vasant Kunj, Phase-II, New Delhi – 110070.
(6)

Consists of Ordinary Shares held by Primerose Development Group Limited. Ming-Chung Tsai and Cheng-Tao Tsai have power to vote or dispose of such Ordinary Shares. The address of Primerose Development Group Limited is 4F. No. 13. Tangshan St., Zhongzheng, Dist., Taipei 100022, Taiwan.

(7)

Consists of Ordinary Shares held by Zoyi Capital Fund II Investment, L.P. The address of Zoyi Capital Fund II Investment, L.P. is 17F.-1, No. 76. Sec. 2, Dunhua S. Rd., Da’an Dist., Taipei City 106, Taiwan.

(8)

Consists of Ordinary Shares held by Infinite Treasure Holdings Limited. Wu Chun-I has power to vote or dispose of such Ordinary Shares. The address of Infinite Treasure Holdings Limited is SF., No. 39. Xinle Rd., South Dist., Tainan City 702, Taiwan.

(9)

Consists of (a) 8,502,476 Ordinary Shares held by Generation IM Climate Solutions Fund II, L.P. and (b) up to 447,630 Earnout Shares issuable to Generation IM Climate Solutions Fund II, L.P. Generation IM Climate Solutions Fund II, L.P. is managed by Generation IM Climate Solutions II GP, Ltd., its general partner, which may be deemed to have beneficial ownership over the shares and exercises voting and investment control through its investment committee. The address of Generation IM Climate Solutions Fund II, L.P. is 20 Air Street, London, W1B 5AN, United Kingdom.

(10)

Consists of Ordinary Shares held by Taishin Venture Capital Investment Co., Ltd. Yu-Sheng Lin has power to vote or dispose of such Ordinary Shares. The address of Taishin Venture Capital Investment Co., Ltd. is 18F., No. 118, Sec. 4, Ren’ai Rd., Da’an Dist., Taipei City 106435, Taiwan.

(11)	Consists of Ordinary Shares held by Amazing Overseas Co., Ltd. The address of Amazing Overseas Co., Ltd. is 17F.-1, No. 76. Sec. 2, Dunhua S. Rd., Da’an Dist., Taipei City 106, Taiwan.
(12)

Consists of (a) 9,514,888 Ordinary Shares held by National Development Fund, Executive Yuan and (b) up to 522,325 Earnout Shares issuable to National Development Fund, Executive Yuan. The address of National Development Fund, Executive Yuan is 7F No.49 Guancian Rd., Taipei, 10047. Taiwan.

(13)

Consists of Ordinary Shares held by Engine No.1 Perennial Total Value Master Fund, LP. Capital Management at Engine No. 1 LLC (“Capital Management”) is the investment advisor of Engine No.1 Perennial Total Value Master Fund, LP. Engine No.1 LLC is the umbrella registered investment adviser of Capital Management at Engine No. 1 LLC. Edward Sun is a portfolio manager of Capital Management and may be deemed to have beneficial ownership over the shares and exercises voting and investment control over the shares held by Engine No.1 Perennial Total Value Master Fund, LP. The address of Engine No.1 Perennial Total Value Master Fund, LP is 710 Sansome Street, San Francisco, CA 94111.

(14)

Consists of Ordinary Shares held by the The Segantii Asia-Pacific Equity Multi-Strategy Fund, which is managed by Segantii Capital Management Limited. Segantii Capital Management Limited may be deemed to have beneficial ownership over the shares and exercises voting and investment control over the shares. The address of The Segantii Asia-Pacific Equity Multi-Strategy Fund is C/O Segantii Capital Management Limited, 21/F, 100QRC, 100 Queen’s Road Central, Hong Kong.

(15)

Consists of (a) 3,001,575 Ordinary Shares held by CDIB Capital Growth Partners, L.P. and (b) up to 149,254 Earnout Shares issuable to CDIB Capital Growth Partners, L.P. CDIB Capital Management Corporation is the general partner of CDIB Capital Growth Partners L.P. William Ho is the President of CDIB Capital Management Corporation and may be deemed to have beneficial ownership over the shares and exercises voting and investment control over the shares. The address of CDIB Capital Growth Partners, L.P. is 12F., No.135, Dunhua N. Rd., Songshan Dist., Taipei City, Taiwan.

(16)

Consists of Ordinary Shares held by Yadea HK Holdings Limited. Jinggui Dong has power to vote or dispose of such Ordinary Shares. The address of Yadea HK Holdings Limited is No.515 Xinshan Road Xishan District Wuxi, Jiangsu,China.

(17)

Consists of Ordinary Shares held by Renowned Idea Investments Limited. The address of Renowned Idea Investments Limited is Room 3008-10, 30/F, Tower 1, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(18)

Consists of Ordinary Shares held by Aranda Investments Pte. Ltd. Aranda is a direct wholly-owned subsidiary of Seletar Investments Pte Ltd (“Seletar”), which is a direct wholly-owned subsidiary of Temasek Capital (Private) Limited (“Temasek Capital”), which is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”). In such capacities, each of Seletar, Temasek Capital and Temasek may be deemed to have voting and dispositive power over the shares held by Aranda and voting decisions regarding such shares are made by three or more individuals and such individuals may change from time to time. The address for Aranda, Seletar, Temasek Capital and Temasek is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(19)

Consists of Ordinary Shares held by PT Toba Bara Energi. The address of PT Toba Bara Energi is Treasury Tower Level 33, District 8, SCBD Lot 8, Jl Jenderal Sudirman Kav.52-53, Jakarta Selatan 12190, Indonesia.

(20)

Consists of Ordinary Shares held by 4.6692 Limited. Chin-Fu Wang and Chin-Yu Wang have power to vote or dispose of such Ordinary Shares. The address of 4.6692 Limited is No. 41, Yichang 5th St., Nantun Dist., Taichung City 408023, Taiwan.

(21)	Consists of Ordinary Shares held by Chen Chiu Yen. The address of Chen Chiu Yen is No.41, Nanzhou, Shanshang Dist., Tainan City 74342, Taiwan.
(22)	Consists of Ordinary Shares held by Dong Jinggui. The address of Dong Jinggui is No.30, Qinghua Square, Chaqiao, An Town, Xishan District, Wuxi city, Jiangsu, Province, China.
(23)	Consists of Ordinary Shares held by Aeon Motor Co., Ltd. The address of Aeon Motor Co., Ltd. is No.41, Nanzhou, Shanshang Dist., Tainan City 74342, Taiwan.
(24)	Consists of Ordinary Shares held by Min Yee Teh. The address of Min Yee Teh is House 3B, Evergreen Garden, 18 Shouson Hill Road, Deep Water Bay, Hong Kong SAR.
(25)

Consists of (a) 1,652,948 Ordinary Shares held by Wabush Investments Holdings Ltd. and (b) 1,692,000 Ordinary Shares issuable upon the exercise of Private Placement Warrants. This includes 1,465,448 Ordinary Shares and 1,692,000 Ordinary Shares issuable upon the exercise of Private Placement Warrants received in the Distribution as described in footnote 44 below. Emmanuel Desousa has power to vote or dispose of such Ordinary Shares. The address of Wabush Investments Holdings Ltd is c/o Butterfield Trust (Switzerland) Limited Boulevard des Tranchees 16, 1206 Geneva, Switzerland.

(26)

Consists of (a) 1,652,948 Ordinary Shares held by Camiflo Investments Ltd. and (b) 1,692,000 Ordinary Shares issuable upon the exercise of Private Placement Warrants. This includes 1,465,448 Ordinary Shares and 1,692,000 Ordinary Shares issuable upon the exercise of Private Placement Warrants received in the Distribution as described in footnote 44 below. Joaquin Rodriguez Torres has power to vote or dispose of such Ordinary Shares. The address of Camiflo Investments Ltd. is 49/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

(27)

Consists of (a) 1,815,775 Ordinary Shares held by Amplewood Resources Ltd. and (b) 1,880,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrants. Marc Chan has power to vote or dispose of such Ordinary Shares. The address of Amplewood Resources Ltd. is Unit E, 21/F., United Centre, 95 Queensway, Admiralty, Hong Kong.

(28)

Consists of Ordinary Shares held by Oasis Investments II Master Fund Ltd. The address of Oasis Investments II Master Fund Ltd. is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong.

(29)	Consists of Ordinary Shares held by Wang Jinlong. The address of Wang Jinlong is 49-3004 meixin Rose, No. 18 jianghua Road. Xinwu District, Wuxi city, Jiangsu Province, China.
(30)	Consists of Ordinary Shares held by Wang Jiazhong. The address of Wang Jiazhong is No.515 Xinshan Road, Xishan District, Wuxi, Jiangsu, China.
(31)	Consists of Ordinary Shares held by Chen Zi Mu. The address of Chen Zi Mu is No.515 Xishan Road, Xishan District, Wuxi, Jiangsu, China.
(32)

Consists of (a) 9,890,764 Ordinary Shares held by Peng-Lin Investment Co., Ltd. and (b) up to 590,125 Earnout Shares issuable to Peng-Lin Investment Co. Ltd. Mr. Chung-Yao Yin, a member of our board of directors, is a director of Peng-Lin Investment Co., Ltd. Mr. Yin has voting and dispositive control over the Ordinary Shares held by Peng-Lin Investment Co., Ltd. The address of Peng-Lin Investment Co., Ltd. is No. 46, Fude S. Rd., Sanchong District, New Taipei City, Taiwan 241.

(33)

Consists of (a) 3,938,801 Ordinary Shares held by Innovative Creations LLC, (b) 3,938,800 shares held by Genesis Trust & Corporate Services Limited (as trustee of the Gogoro Incorporated Management Trust), an employee benefit trust (“Genesis Trust”) for the benefit of Hok-Sum Horace Luke and Innovative Creations LLC, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination and (c) up to 470,010 Earnout Shares issuable to Innovative Creations LLC. Genesis Trust has voting control over the Ordinary Shares held on behalf of Innovative Creations LLC and Mr. Luke. Genesis Trust does not have dispositive control over the Ordinary Shares held on behalf of Innovative Creations LLC and Mr. Luke. The address of Innovative Creations LLC is 8 the Green, Suite A, Dover, Delaware 19901.

(34)

Consists of (a) 1,969,401 Ordinary Shares held by Polymath Limited, (b) 1,969,400 shares held by Genesis Trust for the benefit of Polymath Limited and Becky Nine, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination and (c) up to 235,005 Earnout Shares issuable to Polymath Limited. Genesis Trust has voting control over the Ordinary Shares held on behalf of Polymath Limited and Ms. Nine. Genesis Trust does not have dispositive control over the Ordinary Shares held on behalf of Polymath Limited and Ms. Nine. The address of Polymath Limited is Portcullis (Samoa) Ltd at Portcullis Chambers, P.O. Box 1225, Apia, Samoa.

(35)

Consists of (a) 1,969,401 Ordinary Shares held by Joy Billion Holdings Limited, (b) 1,969,400 Ordinary Shares held by Genesis Trust for the benefit of Joy Billion Holdings Limited and Becky Nine and (c) up to 235,005 Earnout Shares issuable to Joy Billion Holdings Limited. Genesis Trust has voting control over the Ordinary Shares held on behalf of Joy Billion Holdings Limited and Ms. Nine. Genesis Trust does not have dispositive control over the Ordinary Shares held on behalf of Joy Billion Holdings Limited and Ms. Nine. The address of Joy Billion Holdings Limited is Portcullis (Samoa) Ltd at Portcullis Chambers, P.O. Box 1225, Apia, Samoa.

(36)

Consists of (a) 228,071 Ordinary Shares held by Hok-Sum Horace Luke, (b) 4,376 Ordinary Shares held by Genesis Trust for the benefit of Mr. Luke, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination and, and (c) up to 13,346 Earnout Shares issuable to Mr. Luke. Genesis Trust has voting control over the Ordinary Shares held on behalf of Mr. Luke. Genesis Trust does not have dispositive control over the Ordinary Shares held on behalf of Mr. Luke.

(37)

Consists of (a) 638,888 Ordinary Shares held by Becky Nine, (b) 634,803 Ordinary Shares held by Genesis trust for the benefit of Ms. Nine, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, (c) 12,249 restricted stock awards held by Genesis Trust for the benefit of Ms. Nine, which vest in equal parts over three years on the anniversary of the closing of the Business Combination, and (d) up to 76,723 Earnout Shares issuable to Ms. Nine. Genesis Trust has voting control over the Ordinary Shares held on behalf of Ms. Nine. Genesis Trust does not have dispositive control over the Ordinary Shares held on behalf Ms. Nine.

(38)

Consists of (a) 118,165 Ordinary Shares held by the Splinter Roboostoff revocable trust (the “Splinter Trust”) and (b) up to 7,050 Earnout Shares issuable to the Splinter Trust. Mr. Michael Splinter, a member of our board of directors, is a co-trustee of the Splinter Trust. The address of the Splinter Trust is 632 Lakeshore Blvd, Zephyr Cove, Nevada 89448.

(39)

Consists of (a) 164,117 Ordinary Shares held by Ming-I Peng, (b) 361,056 restricted stock awards held by Genesis Trust for the benefit of Mr. Peng, which vest in equal parts over three years on the anniversary of the closing of the Business Combination and (c) up to 31,333 Earnout Shares issuable to Mr. Peng. The address of Ming-I Peng is 5F, No. 96, Chenggong 11st St, Zhubei City, Hsinchu County, Taiwan 302.

(40)

Consists of (a) 125,458 Ordinary Shares held by Hui-Ming Cheng, (b) 96,282 restricted stock awards held by Genesis Trust for the benefit of Mr. Cheng, which vest in equal parts over three years on the anniversary of the closing of the Business Combination and (c) up to 13,228 Earnout Shares issuable to Mr. Cheng. The address of Hui-Ming Cheng is 12-2 F, No 60, Sec. 2, Dan Haw South RD., Taipei, Taiwan.

(41)

Consists of (a) 218,823 Ordinary Shares held by Bruce Aitken, (b) 656,466 restricted stock awards held by Genesis Trust for the benefit of Mr. Aitken, which vest in equal parts over three years on the anniversary of the closing of the Business Combination and (c) up to 52,222 Earnout Shares issuable to Mr. Aitken.

(42)

Consists of (a) 280,800 Ordinary Shares held by Pass Liao, (b) 175,057 Ordinary Shares held by Genesis Trust for the benefit of Mr. Liao, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, (c) 317,223 restricted stock awards held by Genesis Trust for the benefit of Mr. Liao, which vest in equal parts over three years on the anniversary of the closing of the Business Combination and (d) up to 46,124 Earnout Shares issuable to Mr. Liao.

(43)

Consists of (a) 294,339 Ordinary Shares held by Alan Pan, (b) 240,704 Ordinary Shares held by Genesis Trust for the benefit of Mr. Pan, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, (c) 160,900 restricted stock awards held by Genesis Trust for the benefit of Mr. Pan, which vest in equal parts over three years on the anniversary of the closing of the Business Combination and (d) up to 41,522 Earnout Shares issuable to Mr. Pan.

(44)

On September 1, 2022, Princeville Global Treasury Ltd. distributed an aggregate of 2,930,896 Ordinary Shares and 3,384,000 Private Placement Warrants to its members and interest holders (the “Distribution”). In connection with the Distribution, Camiflo Investments Ltd. received 1,465,448 Ordinary Shares and 1,692,000 Private Placement Warrants and Wabush Investments Holdings Ltd. received 1,465,448 Ordinary Shares and 1,692,000 Private Placement Warrants. Figures in the table above consists of (a) 709,279 Ordinary Shares held by Princeville Global Treasury Ltd and (b) 376,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrants. Emmanuel Desousa and Joaquin Rodriguez Torres have power to vote or dispose of such Ordinary Shares. The address of Princeville Global Treasury Ltd is 49/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

(45)

Consists of (a) 3,256,550 Ordinary Shares held by Homer Sun and (b) 3,760,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrants. The address of Homer Sun is House 3B, Evergreen Garden, 18 Shouson Hill Road, Deep Water Bay, Hong Kong SAR.

(46)	Consists of Ordinary Shares held by Teresa Barger. The address of Teresa Barger is 2824 Hurst Terrace NW, Washington DC, 20016.
(47)	Consists of Ordinary Shares held by Richard Hart. The address of Richard Hart is 121 East 35th Street, NY, NY 10016.

(48)	Consists of Ordinary Shares held by Christina Kosmowski. The address of Christina Kosmowski is 15 Poplar Drive, Kentfield, CA 94904.
(49)	Consists of Ordinary Shares held by Gary Wojtaszek. The address of Gary Wojtaszek is 2728 Mckinnon St Apt Ph 2104, Dallas, Texas 75201.
(50)

Consists of (a) 12,254,044 Ordinary Shares held by Far Eastern International Bank in its capacity as master custodian of Fuh HWA Smart Energy Fund and (b) up to 731,129 Earnout Shares issuable to Far Eastern International Bank in its capacity as master custodian of Fuh HWA Smart Energy Fund. Karek Wang has power to vote or dispose of such Ordinary Shares. The address of Far Eastern International Bank is 20F., No. 207, Sec. 2, Dunhua S. Rd., Da’an Dist., Taipei 106, Taiwan.

(51)

Consists of (a) 9,890,232 Ordinary Shares held by XianBase Investment, Ltd. and (b) up to 590,094 Earnout Shares issuable to XianBase Investment, Ltd.. Su Lan Chiang has power to vote or dispose of such Ordinary Shares. The address of XianBase Investment, Ltd. is 7F, No.531-1, Zhongzheng Rd., Xindian Dist., New Taipei City 231, Taiwan.

(52)

Consists of (a) 7,877,600 Ordinary Shares held by Huei Hong Investment Co., Ltd. (“Huei Hong”) and (b) up to 470,011 Earnout Shares issuable to Huei Hong Investment Co., Ltd. Huei Hong is a passive investment company, owned by multiple shareholders, the voting decision over the Ordinary Shares held by Huei Hong are made by three representatives appointed by shareholders of Huei Hong and such representatives may change from time to time. The address of Huei Hong is 1-11F No.308 Sec 2., Bade Rd., Zhongshan Dist., Taipei, Taiwan.

(53)

Consists of (a) 7,877,600 Ordinary Shares held by Chang Chun Investment Co., Ltd. (“Chang Chun”) and (b) up to 470,011 Earnout Shares issuable to Chang Chun. Chang Chun is a passive investment company, and voting and dispositive power over the shares held by Chang Chun are held by three representatives appointed by the shareholders of Chang Chun, and such representatives may change from time to time. The address of Chang Chun Investment Co., Ltd. is 1-11F No.308 Sec 2., Bade Rd., Zhongshan Dist., Taipei, Taiwan.